Exhibit 21.1

                         SUBSIDIARIES OF FOOTSTAR, INC.

      The registrant is the direct parent corporation of Footstar Center, Inc., a California corporation which owns all of the outstanding shares of Footstar Corporation, a Texas corporation which owns all of the outstanding shares of Footaction Center, Inc., a New York Corporation, Meldisco H. C., Inc., a Minnesota corporation, Feet Center, Inc., an Arizona corporation, Melville Mexico H.C., Inc., a Minnesota corporation, Melville Atlmex H.C., Inc., a Minnesota corporation and Melville Foreign, Inc., a Minnesota corporation.

      Footaction Center, Inc. owns all of the outstanding shares of Rosedale Open Country, Inc., a Minnesota corporation, which owns all of the outstanding shares of Mall of America Fan Club, Inc. and Apache-Minnesota Thom McAn, Inc. which owns all of the outstanding shares of Pheasant Thom McAn, Inc., a New Hampshire corporation. Mall of America Fan Club, Inc. owns all of the outstanding shares of approximately 420 corporations which operate specialty retail stores under the Footaction trade name located in the United States and Puerto Rico selling brand name athletic footwear and related apparel for men, women and children. Pheasant Thom McAn, Inc. owns all of the outstanding shares of approximately 110 corporations which operate specialty retail stores under the Footaction trade name located in the United States, Puerto Rico and the U.S. Virgin Islands selling brand name athletic footwear and related apparel for men, women and children.

      Meldisco H.C., Inc. owns all of the outstanding shares of Miles Shoes Meldisco Lakewood, Colorado, Inc., a Colorado corporation which owns 51% of the capital stock of approximately 2170 corporations and 100% of the common stock of approximately 1060 corporations which were formed to operate leased footwear departments in Kmart or Rite Aid Drug Stores all located in the United States, Puerto Rico, the U.S. Virgin Islands or Guam. Miles Shoes Meldisco Lakewood Colorado, Inc., also owns 100% of the common stock of Meldisco Europe, Inc., a New York corporation which was involved in the registrant's former operations in Hungary, Poland, the Czech Republic and Slovakia.

      Feet Center, Inc. owns all of the outstanding shares of Nevada Feet, Inc., a Nevada corporation which owns all of the outstanding shares of Feet of Colorado, Inc., a Colorado corporation which owns all of the outstanding shares of approximately 65 corporations which operate large format retail footwear stores under the Just For Feet trade name located in the United States.

      Melville Foreign, Inc., a Minnesota corporation directly or indirectly owns all of the outstanding shares of approximately 4 foreign subsidiaries formerly involved in the registrant's former operations in Hungary, Poland, the Czech Republic and Slovakia.

      Several of the subsidiaries referred to in this Exhibit have not yet opened their stores for business and several no longer operate any stores. All of the subsidiaries referred to herein are included in the consolidated financial statements of the registrant.

      The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.